FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2005

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: April 14, 2005

By:_ "Shane Ellis"_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

April 8, 2005

Q3 2005 Letter to Shareholders

We are pleased to review with you the operating highlights for the third quarter of 2005.

In this past quarter, Lorus has continued to make important advancements in both its immunology and antisense clinical programs.  In February 2005, Lorus announced that an independent data safety monitoring board (DSMB) reported that the Company's ongoing phase III registration clinical trial in advanced pancreatic cancer, for its lead anticancer drug Virulizin(R), can continue without modification to the study design.  This conclusion was reached upon review of preliminary phase III trial data.  Furthermore, Lorus learned that the results of the pharmacokinetic drug interaction portion of the phase III clinical trial revealed no significant adverse interactions between Virulizin(R) and the current standard of care in pancreatic cancer, gemcitabine. This data was also reviewed by an independent body and submitted to the U.S. Food and Drug Administration (FDA).

On March 9, 2005, Lorus announced the discovery that IL-17E, a component of the immune system, participates in the mechanism of Virulizin(R)-mediated anticancer activity, further elucidating the mechanism of action of this drug.  A presentation on this discovery, entitled "Virulizin(R) induces production of IL-17E to enhance antitumor activity by recruitment of eosinophils into tumors," was selected as an abstract and a presentation as part of the Scientific Program in the Developmental Therapeutics: Immunotherapy General Session at the 2005 annual meeting of the American Society of Clinical Oncology (ASCO) in Orlando, Florida, May 13-17, 2005.  Previously published results demonstrate that macrophages and NK cells, essential parts of the innate immune response, are important components in the antitumor mechanism of Virulizin(R).  Scientists at Lorus have continued to identify the cellular components of the immune system involved in the mechanism by which Virulizin(R) acts as a novel biological response modifier, and the role of IL-17E further adds to our understanding of Virulizin(R).

On March 21, 2005, Lorus' wholly owned subsidiary, GeneSense Technologies Inc., received notice from the European Patent Office of its intention to grant the GeneSense application for a patent of its novel antisense drug GTI-2040.  Lorus also announced that GeneSense has received a patent issued by the Canadian Patent Office for GTI-2040. The Canadian patent and European patent allowance follows patents issued by the United States Patent Office and the Singapore, Australian and New Zealand Patent Offices, and contributes to Lorus' strong global intellectual property portfolio. The patent application for this antisense drug has also been filed in numerous additional international jurisdictions.

On January 14, 2005, Lorus announced the closing of the second tranche of a $15 million private placement of convertible secured debentures with The Erin Mills Investment Corporation (TEMIC).  Pursuant to the terms of the private placement, Lorus issued to TEMIC a convertible debenture in the principal amount of $5 million maturing October 6, 2009.  This is in addition to a previous $5 million convertible debenture issued to TEMIC on October 6, 2004.  TEMIC has also agreed to purchase an additional $5 million convertible debenture on April 15, 2005.  The proceeds of the private placement will be used to finance the Company's research and development and ongoing operations.  Please refer to Management's Discussion and Analysis for further details.

On April 5, 2005 Lorus was pleased to announce that it has signed a collaboration agreement with Japan's leading pharmaceutical company, Sumitomo Pharmaceuticals Co. Ltd. and Koken Co. Ltd. Under the terms of the agreement, Lorus will provide Sumitomo proprietary antisense oligonucleotides complementary to Thioredoxin mRNA, specifically the lead drug candidate, GTI-2601. The collaboration agreement provides for Lorus, Sumitomo and Koken to jointly own the compounds that result from this collaboration (Lorus: Sumitomo and Koken, 1:1). Financial terms of this agreement were not disclosed.

These are exciting times at Lorus, and we look forward to continued advancements in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information prepared as at April 8, 2005 should be read in conjunction with the unaudited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] in this quarterly report and should also be read in conjunction with the audited consolidated financial statements and notes and management's discussion and analysis contained in the Company's annual report for the year ended May 31, 2004. All amounts are expressed in Canadian dollars unless otherwise noted.

Overview of the Business

Lorus is a Canadian biotechnology company, traded on both the TSX and AMEX, focused on the discovery, research and development of well-tolerated therapies that successfully manage cancer and promote improved quality of life.  We are currently operating several research programs in-house and have three products in clinical trials.

Our most clinically advanced drug candidate Virulizin(R) is currently undergoing a global Phase III clinical trial treating patients with metastatic pancreatic cancer.  This clinical trial was fully enrolled in June of 2004, and we anticipate results from the clinical trial during the fourth quarter of calendar year 2005.  As we await these results, Lorus continues to devise business and financial strategies to maximize the potential asset of Virulizin(R) and in turn shareholder value.

The lead drugs in our antisense portfolio, GTI-2040 and GTI-2501, also continue to advance in the clinic.  During the second quarter Lorus initiated the sixth of six Phase II clinical trials with GTI-2040 sponsored by the National Cancer Institute (NCI) with six different indications.

In addition, Lorus continues to develop other novel, proprietary drug candidates including our tumor suppressor/gene therapy and low molecular weight compounds with both anti-cancer and anti-bacterial activity.

Results of Operations

Revenue

For the three months ended February 28, 2005 revenue increase to $3,000 from $2,000 for the three months ended February 29, 2004. Revenue has decreased to $6,000 for the nine months ended February 28, 2005 compared with $606,000 for the same period in 2004.  The decrease is primarily due to a $546,000 license fee received in the second quarter of 2004 related to the out-licensing of our clotrimazole analog library to Cyclacel Ltd.

Research and Development

Research and development expenses for the three months ended February 28, 2005 decreased to $3.2 million compared to $7.3 million for the same period last year, representing a 56% decrease over the same period in the prior year. For the nine months ended February 28, 2005, research and development expenses decreased 40% to $12.1 million compared to $20.2 million for the same period last year.  The decrease in research and development activities relates primarily to lower clinical trial costs for the fully enrolled Phase III trial of Virulizin(R) in comparison to the prior periods as startup costs were incurred and the clinical trial is winding down.  Secondly, the initial costs of supplying the GTI-2040 drug to the NCI for the NCI sponsored phase II clinical trial program were incurred in 2004, for which Lorus continues to have a sufficient supply on hand for the clinical studies underway.

General and Administrative

General & administrative expenses for the three-month period ended February 28, 2005 increased to $1.5 million compared to $1.0 million in the same period in the prior year.  General and administrative expenses for the nine-month period ended February 28, 2005 were $3.8 million compared with $3.4 million in the same period in the prior year.  The increase is due to additions to the management team as well as higher consulting and legal costs.

Stock-Based Compensation

Effective June 1, 2004 the retroactive application of Canadian Institute of Chartered Accountants (CICA) revised Handbook Section 3870, 'Stock-Based Compensation and Other Stock-Based Payments' (Section 3870) with respect to recognition of stock compensation expense for the cumulative effects of the fair value of stock based awards for 2003 and 2004 fiscal years resulted in a $2.8 million charge to the deficit and credit to the stock options account on June 1, 2004. Prior periods were not restated.

Stock-based compensation expense of $341,000 for the three-month period ended February 28, 2005 and $1.2 million for the nine-month period ended February 28, 2005 represents the amortization of the estimated fair value of stock options granted since June 1, 2002 applicable to the current service period as well as a charge of $208,000 recorded in the second quarter of 2005 representing the increase in value attributed to the November 18, 2004 shareholder approved amendment to the stock option plan to extend the contractual life of all options outstanding from five years to ten years.

Interest and Accretion Expense

Lorus recognized non-cash interest expense of $96,000 for the three-month period ended February 28, 2005 and $135,000 for the nine-month period ended February 28, 2005, representing interest at a rate of prime +1% on the first two tranches of the convertible debenture of $5 million each received on October 6, 2004 and January 14, 2005.  The interest accrued on the debenture during the quarter was paid in common shares of the Company.

Accretion in the carrying value of the convertible debenture amounted to $137,000 for the three-month period ended February 28, 2005 and $195,000 for the nine-month period ended February 28, 2005.  This amount reflects the accretion charge from the date of issue (October 6, 2004) to the end of the quarter.  This accretion charge arises as under Canadian GAAP, the Company has allocated the proceeds from each tranche of the convertible debenture to the debt and equity instruments issued on a relative fair value basis resulting in the $10.0 million convertible debentures having an initial carrying value of $6.5 million as of their dates of issuance.  Each reporting period, the Company is required to accrete the carrying value of the convertible debenture such that at maturity on October 6, 2009, the carrying value of the debentures will be the face value of $10.0 million.

Depreciation and Amortization

Depreciation and amortization expense for the three-month period ended February 28, 2005 increased to $128,000 compared to $108,000 in the same period in the prior year.  Depreciation and amortization expense increased to $379,000 for the nine-month period ended February 28, 2005 compared with $306,000 in the prior year.  The increase is due to additional capital purchases in fiscal 2005.

Amortization of Deferred Financing Charges

Amortization of deferred financing charges for the three months ended February 28, 2005 increased to $32,000 compared to nil in the same period in the prior year.  Amortization of deferred financing charges for the nine-month period ended February 28, 2005 was $51,000 compared with nil in the prior year.  The deferred financing charges related to the convertible debenture transaction and will be amortized over the five-year life of the debt commencing October 6, 2004.

Interest Income

Interest income for the three-month period ended February 28, 2005 was $116,000, compared with $298,000 for the same period in the prior year. For the nine-month period, interest income was $397,000 in fiscal 2005 compared to $1.0M for the same period last year.  The decrease is attributable to a lower cash and short-term investment balance throughout fiscal 2005.

Net Loss

Net loss for the three-month period ended February 28, 2005 decreased 35% to $5.3 million ($0.03 per share) compared to a loss of $8.2 million ($0.05 per share) for the same period last year. For the nine-month period ended February 28, 2005, net loss totaled $17.5 million ($0.10 per share) compared to $22.3 million ($0.13 per share) for the comparable period last year representing a year to date reduction in net loss of 22%.  The year to date decrease in net loss is due primarily to a reduction of $8.1 million in research and development expenses offset by lower revenues and interest income of $600,000 and $608,000 respectively and non cash charges for the recognition of stock-based compensation expense in fiscal 2005 of $1.2 million resulting from the adoption of CICA Section 3870 effective June 1, 2004.

Quarterly Financial Information (unaudited)

The selected financial information provided below is derived from the Company's unaudited quarterly financial statements for each of the last eight quarters, all of which cover periods of three months.

	Feb. 28, 2005	Nov. 30, 2004	Aug. 31, 2004	May 31, 2004	Feb. 29, 2004	Nov. 30, 2003	Aug. 31, 2003	May 31, 2003
(in thousands of dollars, except per share amounts)
Revenue	$ 3	$ 1	$ 2	$ 2	$ 2	$ 575	$ 29	$ 39
Loss for the period	(5,274)	(5,945)	(6,245)	(7,973)	(8,159)	(5,998)	(8,171)	(4,787)
Basic and diluted
loss per common share	$ (0.03)	$ (0.03)	$ (0.04)	$ (0.05)	$ (0.05)	$ (0.03)	$ (0.05)	$ (0.04)

Operating Cash Requirements

Cash used in operating activities before net change in non-cash working capital decreased 46% to $4.1 million for the three months ended February 28, 2005 compared to $7.6 million in the prior year.  For the nine-month period ended February 28, 2005 cash used in operating activities before net change in non-cash working capital totaled $14.2 million compared with $20.8 million in the prior year.  The significant decrease in our cash burn rate is primarily due to lower research and development expenditures as our Phase III clinical trial of Virulizin(R) winds down.

Liquidity and Capital Resources

Since inception, Lorus has financed its operations and technology acquisitions primarily from equity financing, the exercise of warrants and stock options, convertible debt offerings and interest income on funds held for future investment. The Company believes that its available cash, cash equivalents and short-term investments, along with the $15 million convertible debenture financing secured in the arrangement entered into in the previous quarter as discussed elsewhere in this MD&A and the interest earned thereon, are sufficient to finance its operations and capital needs for the next twelve months.

Cash Position

At February 28, 2005 Lorus had cash and cash equivalents and short-term investments totaling $20.3 million compared to $26.7 million at May 31, 2004. Working capital was $16.9 million at February 28, 2005 compared to $22.6 million at May 31, 2004.  Pursuant to the $15.0 million convertible debenture agreement, Lorus expects to receive the remaining $5.0 million on April 15, 2005.

Contractual Obligations and Off-Balance Sheet Financing

On October 6, 2004, Lorus entered into a Subscription Agreement (the "Agreement") to issue an aggregate of $15 million of secured convertible debentures (the "debentures").  The debentures are secured by a first charge over all of the assets of the Company.

Lorus received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15.0 million to be received under the Agreement) and $5.0 million on January 14, 2005, and has received a commitment from the investors to receive an additional $5.0 million on April 15, 2005 subject to the Company's compliance with all standard operating covenants under the Agreement.  If the Company complies with all of the covenants under the Agreement and the investors fail to purchase the additional debenture on April 15, 2005, the Company's sole remedy under the Agreement is to force conversion of the issued convertible debentures and cause the forfeiture of all unearned warrants (warrants are further described below).  All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime + 1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer be charged.  Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.  To February 28, 2005, the Company has issued 190,000 shares in settlement of $135,000 in interest.

The $10.0 million principal amount of debentures issued to date is convertible at the holder's option into common shares of the Company with an exercise price per share of $1.00 and the $5.0 million principal amount of debentures to be issued thereafter is convertible at an exercise price per share equal to the greater of $1.00 and the weighted average trading price of the common shares, for the twenty-day period prior to the investment of the funds, less the maximum discount permitted by the Toronto Stock Exchange.

With the issuance of the remaining $5.0 million debenture, the Company will issue from escrow 1,000,000 warrants. To date the Company has issued 2,000,000 warrants upon the receipt of the first two $5.0 million debentures.  All the warrants are exercisable at a price per share equal to $1.00 and expire October 6, 2009.

Lorus had also committed to provide an addition 1 million purchase warrants with similar terms to the above warrants in the event that the Company failed to obtain certain consents from third parties relating to intellectual property rights that form part of the security for the debentures.  Lorus obtained the necessary consents, and the 1 million purchase warrants held in escrow were cancelled.

Outlook

Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses. The size of these operating losses will be affected primarily by the timing and scope of future clinical trials and pre-launch activities related to the Company's lead products, as well as any new initiatives. Finally, the duration of the pre-operating losses will depend on the scientific results of such clinical trials.

Changes in Accounting Policies and Accounting Estimates

Effective June 1, 2004, Lorus adopted the fair value method of accounting for stock options which were granted to employees on or after June 1, 2002 as required by CICA Section 3870.  The change was adopted retroactively without restatement as allowed for under the revised section.  Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as a charge to stock-based compensation expense and a credit to stock options. When options are exercised, the proceeds are credited to share capital and the applicable fair value reclassified from stock options to share capital. Retroactive application of Section 3870 resulted in the opening balances of deficit and stock options being increased by $2,777,000 as though the fair value method had been applied since June 1, 2002.

Updated Share Information

As at March 31, 2005, the number of issued and outstanding common shares of the

Company was 172,320,700. In addition 8,152, 241 stock options and 2,000,000 share purchase warrants were issued and outstanding that are potentially convertible into an equal number of common shares.  In addition, the $10 million in convertible debentures issued and outstanding are potentially convertible into 10 million common shares.

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit (unaudited)

	Three	Three	Nine	Nine
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended
(Canadian Dollars)	Feb. 28, 2005	Feb. 29, 2004	Feb. 28, 2005	Feb. 29, 2004
REVENUES	$ 3	$ 2	$ 6	$ 606

EXPENSES
Cost of sales	-	1	1	27
Research and development	3,175	7,340	12,062	20,189
General and administrative	1,484	1,010	3,842	3,417
Stock-based compensation (note 5)	341	-	1,202	-
Depreciation and amortization	128	108	379	306
Operating expenses	5,128	8,459	17,486	23,939
Interest expense (note 4)	96	-	135	-
Accretion in carrying value of secured convertible debentures (note 4)	137	-	195	-
Amortization of deferred financing charges	32	-	51	-
Interest income	(116)	(298)	(397)	(1,005)
Loss for the period	5,274	8,159	17,464	22,328
Deficit, beginning of period (as previously reported)	136,655	105,672	121,804	91,503
Impact of change in accounting for stock options (note 2)	-	-	2,777	-
Deficit, beginning of period (as restated)	136,655	105,672	124,581	91,503
Deficit, end of period	$ 141,929	$ 113,831	$ 142,045	$ 113,831
Basic and diluted loss per common share	$ 0.03	$ 0.05	$ 0.10	$ 0.13
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share	172,208	171,697	172,003	171,590

See accompanying notes to unaudited consolidated financial statements

Lorus Therapeutics Inc.
Consolidated Statements of Cash Flows (unaudited)

					Period
	Three	Three	Nine	Nine	from inception
(amounts in 000's)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian Dollars)	Feb. 28, 2005	Feb. 29, 2004	Feb. 28, 2005	Feb. 29, 2004	Feb. 28, 2005
OPERATING ACTIVITIES
Loss for the period	$ (5,274)	$ (8,159)	$ (17,464)	$ (22,328)	$ (142,045)
Add items not requiring a
current outlay of cash:
Stock-based compensation (note 5)	341	-	1,202	(44)	5,272
Interest expense (note 4)	96	-	135	-	135
Accretion in carrying value of secured
convertible debentures (note 4)	137	-	195	-	195
Amortization of deferred financing charges (note 4)	32	-	51	-	51
Depreciation and amortization	557	544	1,682	1,616	17,809
Other	-	-	-	-	745
Net change in non-cash working capital
balances related to operations	5	1,351	(733)	2,186	2,487
Cash used in operating activities	(4,106)	(6,264)	(14,932)	(18,570)	(115,351)
INVESTING ACTIVITIES
Maturity (purchase) of short-term investments, net	(4,314)	5,374	7,213	(9,889)	7,213
Business acquisition, net of cash received	-	-	-	-	(539)
Acquired patents and licenses	-	-	-	-	(715)
Additions to fixed assets	(186)	(116)	(562)	(291)	(5,937)
Cash proceeds on sale of fixed assets	-	-	-	-	348
Cash provided by (used in)
investing activities	(4,500)	5,258	6,651	(10,180)	(7,938)
FINANCING ACTIVITIES
Issuance of debentures, net proceeds (note 4)	5,000	-	9,400	-	9,400
Issuance of warrants	-	-	-	4,537	36,414
Issuance of common shares	-	74	111	25,470	97,370
Additions to deferred financing charges (note 4)	(7)	-	(457)	-	(702)
Cash provided by financing activities	4,993	74	9,054	30,007	142,482
Increase (decrease) in cash and cash
equivalents during the period	(3,613)	(932)	773	1,257	19,193
Cash and cash equivalents,
beginning of period	5,457	3,094	1,071	905	-
Cash and cash equivalents,
end of period	$ 1,844	$ 2,162	$ 1,844	$ 2,162	$ 19,193

See accompanying notes to unaudited consolidated financial statements

Lorus Therapeutics Inc.
Consolidated Balance Sheets

(amounts in 000's)	February 28, 2005	May 31, 2004
(Canadian Dollars)	(unaudited)	(audited)
ASSETS
Current
Cash and cash equivalents	$1,844	$1,071
Short-term investments	18,444	25,657
Prepaid expenses and other assets	1,090	1,697
	21,378	28,425
Long-term
Fixed assets	1,654	1,471
Deferred financing charges (note 4)	598	-
Goodwill	606	606
Acquired patents and licenses	2,619	3,922
	5,477	5,999
	$26,855	$34,424
LIABILITIES
Current
Accounts payable	$1,474	$2,429
Accrued liabilities	3,011	3,396
	4,485	5,825
Long-term
Secured convertible debentures (note 4)	6,628	-
SHAREHOLDERS' EQUITY
Share capital
Common shares	150,649	144,673
Equity portion of secured convertible debentures (note 4)	2,497	-
Stock options (note 2)	3,979	-
Warrants (notes 3 and 4)	662	4,325
Compensation options (note 3)	-	1,405
Deficit accumulated during development stage	(142,045)	(121,804)
	15,742	28,599
	$26,855	$34,424

See accompanying notes to unaudited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2005 and 2004

1.

Basis of presentation

These unaudited consolidated interim financial statements of Lorus Therapeutics Inc. ("the Company") have been prepared by the Company in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2004. These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2004.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of debt and equity financing and payments from strategic partners. Management estimates that the Company's current level of cash and short-term investments and the additional funds available under a convertible debenture entered into on October 6, 2004 (note 4) are sufficient to execute the Company's current planned expenditures for the next twelve months.

The information furnished as at and for the three and nine months ended February 28, 2005 and February 29, 2004 reflect, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented.  Interim results are not necessarily indicative of results for a full year.

2.  Change in accounting policy

Effective June 1, 2004, the Company adopted the fair value method of accounting for stock options granted to employees on or after June 1, 2002 as required by the Canadian Institute of Chartered Accountants ["CICA"] amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ["Section 3870"]. The change was adopted retroactively without restatement as permitted under the revised section.

Under the fair value method, the estimated fair value of stock options granted is recognized over the service period, that is the applicable vesting period, as a charge to stock compensation expense and a credit to stock options. When options granted on or after June 1, 2002 are exercised, the proceeds received and the related amounts in stock options are credited to share capital. For options granted prior to June 1, 2002, the Company continues to provide pro forma disclosure of the effect of the fair value method on the net loss and net loss per share. When options granted prior to June 1, 2002 are exercised, the proceeds are credited to share capital.  The impact to the financial statements arising from adoption of the fair value method was an increase to the deficit and stock option balances of $2,777,000 at June 1, 2004.

3.

Share capital

  (a)  Continuity of common shares and warrants

(amounts and units in 000's)	Common Shares		Warrants
Balance at May 31, 2004	171,794	$144,673	13,110	$ 4,325
Exercise of stock options	11	5	-	-
Balance at August 31, 2004	171,805	144,678	13,110	4,325
Exercise of stock options	265	106	-	-
Interest payment (note 4)	53	39	-	-
Convertible debenture (note 4)	-	-	1,000	323
Balance at November 30, 2004	172,123	144,823	14,110	4,648
Interest payment (note 4)	137	96	-	-
Convertible debenture (note 4)	-	-	1,000	339
Warrant expiry (note 3 c)	-	-	(13,110)	(4,325)
Balance at February 28, 2005	172,260	$144,919	2,000	$ 662

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2005 and 2004

(b)

Stock options

	Nine	Weighted
	months	average exercise		Weighted average
	ended	price nine	Year ended	exercise price
	Feb 28, 2005	months ended	May 31, 2004	year ended
	(000’s)	Feb 28, 2005	(000’s)	May 31, 2004
Outstanding at beginning
of period	6,372	$1.05	5,378	$1.05
Granted	3,163	$0.77	2,629	$1.16
Exercised	(276)	$0.40	(289)	$0.59
Forfeited	(1,064)	$1.24	(1,346)	$1.29
Outstanding at end of
period	8,195	$0.96	6,372	$1.05

(c)

Warrant expiry

On December 10, 2004 13,110,000 warrants to purchase 13,110,000 common shares of the Company at an exercise price of $1.75 per warrant and 1,835,400 compensation options entitling the holders to acquire one common share and one-half purchase warrant for an exercise price of $1.27 per compensation option expired unexercised.  The expiry of these warrants and options had no impact on earnings or the net balance of shareholders' equity.

(d)

Loss per share

The Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options, warrants and compensation options that could dilute basic loss per share, because to do so would be anti-dilutive.

4.   Convertible Debenture

On October 6, 2004, the Company entered into a Subscription Agreement (the "Agreement") to issue an aggregate of $15 million of secured convertible debentures (the "debentures").  The debentures are secured by a first charge over all of the assets of the Company.

The Company received $4.4 million on October 6, 2004 (representing a $5.0 million debenture less an investor fee representing 4% of the $15 million to be received under the Agreement), and $5.0 million on January 14, 2005 and has received a commitment from the investor to receive an additional sum of $5.0 million on April 15, 2005 subject to the Company's compliance with all standard operating covenants under the Agreement.  If the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2005 and 2004

Company complies with all of the covenants under the Agreement and the investor fails to purchase the additional debenture on April 15, 2005, the Company's sole remedy under the Agreement is to force conversion of the issued convertible debentures and cause the forfeiture of all unearned warrants (warrants are further described below).  All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime + 1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer be charged.  Interest is payable in common shares of Lorus until Lorus' shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.  To February 28, 2005, the Company has issued 190,000 shares in settlement of $135,000 in interest.

The $10.0 million principal amount of debentures issued on October 6, 2004 and January 14, 2005 is convertible at the holder's option at any time into common shares of the Company with an exercise price per share of $1.00 and the $5.0 million principal amount of debentures to be issued April 15, 2005 is convertible at any time at an exercise price per share equal to the greater of $1.00 and the weighted average trading price of the common shares, for the twenty-day period prior to the investment of the funds, less the maximum discount permitted by the Toronto Stock Exchange.

With the issuance of each $5.0 million debenture, the Company will issue to the debt holder from escrow 1,000,000 warrants expiring October 6, 2009 to buy common shares of the Company at a price per share equal to $1.00.  To date, 2,000,000 warrants have been released from escrow upon receipt of the first two tranches of $5.0 million.  The cost of the final 1,000,000 warrants will be recognized when they are released from escrow upon the issuance of the third and final tranche of convertible debt.

Lorus had also committed to provide an addition 1 million purchase warrants with similar terms to the above warrants in the event that the Company failed to obtain certain consents from third parties relating to intellectual property rights that form part of the security for the debentures.  Lorus obtained the necessary consents and the 1 million purchase warrants held in escrow were cancelled during the quarter

The convertible debentures contain both a liability and an equity element, represented by the conversion option, and therefore, under Canadian GAAP these two elements must be split and classified separately as debt and equity.  In addition, as noted above, the debenture holder receives 1,000,000 purchase warrants on the issuance of each tranche of convertible debt.  The Company has allocated the total proceeds received from the issuance of the first two convertible debentures to these three elements based on their relative fair values.  The fair value of the purchase warrants has been determined based on an option-pricing model.  The fair value of the debt has been based on the discounted cash flows using an estimated cost of borrowing of 15% to represent an estimate of what the Company may borrow secured debt without a conversion option or purchase warrant.  The convertible debenture conversion option was valued using a trinomial model.   The resulting allocation based on relative fair values resulted in the allocation of the $10.0 million advance to be $6.5 million to the debt instrument, $2.8 million to the conversion option and $748,000 to the purchase warrants.  The financing fees totaling $1,057,000 related to the issuance of the convertible debentures have

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2005 and 2004

been allocated pro-rata between deferred financing charges of $649,000, against the equity portion of the convertible debenture of $321,000 and against the purchase warrant of $87,000.  The financing charges will be amortized over the five year life of the convertible debenture agreement.

Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debenture will be its face value of $10.0 million.  To date the company has recognized $195,000 in accretion expense.

The Company will perform similar fair value calculations on April 15, 2005 when the final debenture is issued and allocate the value to the purchase warrant, debt and the debenture conversion option.

5.    Stock-Based Compensation

(a)  Effective June 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after June 1, 2002.  The Company adopted this new accounting policy retroactively without restatement as allowed for under the transitional provisions of Section 3870.

For the three months ended February 28, 2005, stock compensation expense of $341,000 was recognized, and for the nine months ended February 28, 2005 $1.2 million of stock compensation expense was recognized, representing the amortization of stock compensation expense applicable to the current service period of the estimated fair value of options granted since June 1, 2002 and, during the second quarter, additional compensation expense of $208,000 due to the shareholder approved amendment of the 1993 Stock Option Plan to extend the life of options from 5 years to 10 years.  This additional expense represents the incremental value conveyed to holders of the options as a result of extending the life of the options.  Stock option expense of $341,000 for the three months ended February 28, 2005 can be allocated between research and development and general and administrative expenses of $106,000 and $235,000 respectively.  For the nine months ended February 28, 2005 stock option expense of $1,202,000 can be allocated $290,000 to research and development and $912,000 to general and administrative.

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

Nine months ended February 28, 2005
Risk free interest rate	2.25-3.00%
Expected dividend yield	0%
Expected volatility	85- 90%
Expected life of options	1-5 years
Weighted average fair value of options granted or modified in period	$0.45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended February 28, 2005 and 2004

(b) Pro forma information - Stock-based compensation

The following pro forma financial information presents the loss for the period and pro forma loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to June 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model.  Supplemental disclosure of pro forma loss and loss per share is as follows:

(Amounts in 000's)	Three months ended February 28, 2005	Nine months ended February 28, 2005
Loss for the period	$ 5,274	$ 17,464
Compensation expense related to the fair value of stock options	-	27
Pro forma loss for the period	$ 5,274	$ 17,491
Pro forma loss per common share	$ 0.03	$ 0.10